UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                      REPORT FOR PERIOD
Columbus. Ohio  43215                                  April 1, 2002 to
                                                          June 30, 2002

File No.  070-07758                                 PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)      A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy during the
         quarter.     None.

(4)      The amount of compensation received for each IPP project.    None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and
         (c) the total dollar amount of services provided, broken down
         by associate company.     None.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 29th day of August, 2002.

                                                 CSW Energy, Inc.


                                               /s/   Armando Pena
                                               -------------------
                                                     Armando Pena
                                                       Treasurer

                                                             Exhibit A

                                CSW Energy, Inc.
                                  Balance Sheet
                                  June 30, 2002
                                   (Unaudited)
                                    ($000's)


Assets

Current Assets
   Cash and cash equivalents                                   $16,335
   Accounts receivable                                          19,961
   Prepaid expenses                                               (695)
                                                            -----------

               Total current assets                             35,601


Investments In and Advances to Energy Projects                 164,591

Notes Receivable - Affiliate                                    93,152

Other Assets
  Construction in progress and project development costs         2,815
  Property, Plant, and Equipment, net                          348,690
  Other - net                                                   12,609
                                                            -----------

               Total other assets                              364,114
                                                            -----------

                  Total assets                                $657,458
                                                            ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                            $12,295
   Accrued liabilities and other                                 5,444
                                                            -----------

               Total current liabilities                        17,739

Notes Payable - Affiliate                                      365,273

Deferred Income Taxes                                           41,192

Other                                                           20,448
                                                            -----------

               Total liabilities                               444,652


Minority Interest                                                 (351)

Shareholder's Equity
   Common stock                                                      1
   Additional paid-in-capital                                  105,425
   Accumulated retained earnings                               107,731
                                                            -----------

               Total shareholder's equity                      213,157
                                                            -----------

               Total liabilities and shareholder's equity     $657,458
                                                            ===========


                                                                                                       Exhibit B


                                                CSW Energy, Inc.
                                              Statements of Income
                               For the Twelve Months Ended June 30, 2002 and 2001
                                                  (Unaudited)
                                                    ($000's)

                                                                                   2002                  2001
OPERATING REVENUE:
              Electric revenues                                                    $38,900               $87,201
              Thermal revenues                                                       7,335                     -
              Equity in Income from energy projects                                 19,283                16,416
              Operating and mantenance contract services                            12,744                13,717
              Construction contract revenue                                         14,346                47,260
              Other                                                                  3,716                  (931)
                                                                              -------------       ---------------
                          Total operating revenue                                   96,324               163,663


OPERATING EXPENSES:
              Fuel                                                                  34,869                61,322
              Operating, maintnance and supplies                                     9,153                 7,519
              Depreciation and amortization                                         10,163                 3,414
              Salaries, wages and benefits                                           9,919                 6,805
              Construction contract expenses                                        12,094                55,487
              General and administrative                                             9,618                15,449
              Operating and maintenance contract services                            4,209                 8,428
                                                                              -------------       ---------------
                          Total operating expenses                                  90,025               158,424

INCOME FROM OPERATIONS                                                               6,299                 5,239

OTHER INCOME (EXPENSE)
              Interest income                                                        8,516                43,171
              Interest expense                                                     (14,130)              (45,339)
              Sale of project ownership interest                                    14,221                72,229
              Other, net                                                            (1,279)                  176
                                                                              -------------       ---------------
                          Total other (expense)                                      7,328                70,237

INCOME  BEFORE INCOME TAXES                                                         13,627                75,476

PROVISION  FOR INCOME TAXES                                                           (970)               26,153
                                                                              -------------       ---------------

               Net income                                                          $14,597               $49,323
                                                                              =============       ===============
